BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

NOTICE TO SHAREHOLDERS

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) informs to its shareholders and the market in general, in accordance with the provisions of the Circular Letter/Annual-2022-CVM/SEP, published on February 24, 2022, that as a result to changes to items I and II of article 289 of Law No. 6,404, of December 15, 1976, the mandatory publications carried out by the Company will no longer be made in the Official Gazette of the State of Santa Catarina and will be only made at “Valor Econômico” newspaper.

São Paulo, February 25, 2022.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.